EXHIBIT – ALTERNATE MINIMUM VALUE

We establish the Alternate Minimum Base for each of your Index Options. On the Index Effective Date it is equal to the Index Option Base multiplied by 78.75%. Interest earned is tracked in the Accumulated Alternate Interest. The interest that is added each day to the Accumulated Alternate Interest is equal to the Alternate Minimum Base multiplied by the Alternate Interest Rate, then dividing this result by 365. We set the Alternate Interest Rate on the Issue Date and it does not change during the time you own your Contract.

On the Index Effective Date the Alternate Minimum Value for each of your Index Options is equal to the Index Option Base multiplied by 87.5%. On each day during the Index Year, the Alternate Minimum Value is equal to the beginning of Index Year Index Option Base (adjusted for any withdrawals) multiplied by 87.5% plus the Accumulated Alternate Interest. We then add the Daily Adjustment if this an Index Performance Strategy Index Option..

On any Business Day we process a partial withdrawal we reduce the Alternate Minimum Value, Alternate Minimum Base, and Accumulated Alternate Interest by the percentage of Contract Value withdrawn (which includes any applicable withdrawal charge).

On each Index Anniversary we reset your Alternate Minimum Value to equal the new Index Option Base multiplied by 87.5% plus the Accumulated Alternate Interest. We also reset your Alternate Minimum Base to equal the Index Option Base multiplied by 78.75% plus the Accumulated Alternate Interest. The Accumulated Alternate Interest does not reset on the Index Anniversary. The Index Option Base is determined at the end of the day on the Index Anniversary after applying any Credit, additional Purchase Payment, transfers into or out of the Index Option, partial withdrawals and Contract expenses.

EXAMPLE

This example shows how the Alternate Minimum Value changes throughout an Index Year as the Index returns fluctuate. It assumes you purchase a Contract and allocate $1,000 to an Index Performance Strategy Index Option. On the Issue Date the Alternate Interest Rate is 1%. On the Index Effective Date the Index Option Base is $1,000, the Alternate Minimum Value is $875.00 ($1,000 Index Option Base x 87.50%), and the Alternate Minimum Base is $787.50 ($1,000 Index Option Base x 78.75%). For simplicity we assume the Index Option base is $1,000 throughout the Index Year. In reality your Index Option base changes throughout the year with the deduction of any partial withdrawal you request and when we deduct the product fee and contract maintenance charge.

Month	YTD Index Return	Index Option Value	Alternate Minimum Base	Accumulated Alternate Interest	Daily Adjustment	Alternate Minimum Value
Index Effective Date	0%	$1,000.00	$787.50	-	-	$875.00
1	5%	$1,030.42	$787.50	$0.66	$30.42	$906.08
2	9%	$1,053.62	$787.50	$1.31	$53.62	$929.93
3	2%	$1,019.61	$787.50	$1.97	$19.61	$896.58
4	-8%	$959.90	$787.50	$2.63	($40.10)	$837.53
5	-14%	$919.78	$787.50	$3.28	($80.22)	$798.06
6	-20%	$874.83	$787.50	$3.94	($125.17)	$753.77
7	-19%	$885.90	$787.50	$4.59	($114.10)	$765.49
8	-12%	$942.85	$787.50	$5.25	($57.15)	$823.10
9	-3%	$1,001.28	$787.50	$5.91	$1.28	$882.19
10	2%	$1,029.45	$787.50	$6.56	$29.45	$911.01
11	6%	$1,053.66	$787.50	$7.22	$53.66	$935.88
1st Index Anniversary	1%	$1,010.00	$803.25	$7.88	$10.00	$891.63

Note that on the first Index Anniversary the Alternate Minimum Value is equal to $891.63 ($1,010.00 x 87.50% + $7.88) and the Alternate Minimum Base is equal to $803.25 ($1,010.00 x 78.75% + $7.88).